UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                  SCHEDULE 13D

                  Under the Securities and Exchange Act of 1934

                               (Amendment No. 5)*

                          BOWLIN TRAVEL CENTERS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $.001 par value
                         (Title of Class of Securities)

                                   10259P101
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Jonathan Brooks
                      1999 Avenue of the Stars, Suite 2040
                             Los Angeles, CA 90067
                                  310-286-2929
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                February 25, 2004
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

----------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 10259P101                   13D                      Page 1 of 4 Pages

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                JONATHAN BROOKS
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]
________________________________________________________________________________
3    SEC USE ONLY

________________________________________________________________________________
4    SOURCE OF FUNDS*

                PF
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

                USA
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                        585,550
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY              0
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING             585,550

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                        0
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                585,550
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                12.78%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

                IN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 10259P101                   13D                      Page 2 of 4 Pages

________________________________________________________________________________
Item 1.  Security and Issuer.

     This statement constitutes Amendment No. 5 to the Schedule 13D previously filed by the Reporting Person and relates to the common stock, $.001 par value per share (the "Common Stock"), of Bowlin Travel Centers, Inc. (the "Issuer"). The address of the Issuer's principal executive office is 150 Louisiana NE, Albuquerque, New Mexico 87108.

________________________________________________________________________________
Item 3.  Source and Amount of Funds or Other Consideration.

     The Reporting Person used his own funds in purchasing the additional 7,000 shares of the Common Stock of the Issuer since he last reported his ownership on Amendment No. 4 to Schedule 13D, dated September 19, 2003. The aggregate purchase price for the securities was $12,250, exclusive of any brokerage commissions or fees.

________________________________________________________________________________
Item 4.  Purpose of Transaction.

     Item 4 is hereby amended as follows:

     On December 15, 2003, the Issuer's Board of Directors rejected the Reporting Person's offer to acquire the outstanding shares of Issuer Common Stock for $2.10 per share in cash. At the time that the Reporting Person made this offer, he indicated that if the Issuer rejected the offer, he was prepared to make a tender offer for the outstanding shares of Common Stock.

     No current discussions are ongoing between the Reporting Person and the Issuer. The Reporting Person has not commenced a tender offer for the Issuer's Common Stock, although such action, among other courses of action, is under consideration. The Reporting Person reserves the right to have further discussions with the Issuer in the future or to take whatever other action (or no action) that the Reporting Person deems appropriate.

     The Reporting Person acquired the shares of Common Stock being reported herein because he believed them to be undervalued and to represent an attractive investment opportunity. The Reporting Person may acquire additional shares of Common Stock at any time and from time to time in the open market or otherwise. In addition, the Reporting Person may dispose of all or any portion of the shares of Common Stock at any time or from time to time in the open market or otherwise.
________________________________________________________________________________

Item 5. Interest in Securities of the Issuer.

     Item 5 is hereby amended as follows:

     (a) The Reporting Person directly beneficially owns 585,550 shares of Common Stock representing 12.78% of the issued and outstanding shares of Common Stock of the Issuer based on 4,583,348 shares of the Common Stock issued and outstanding on December 11, 2003 as reported in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on December 11, 2003.

     (b) The Reporting Person has the sole power to vote and dispose of the 585,550 shares of the Common Stock.

     (c) During the past 60 days, the Reporting Person acquired the following shares of the Issuer's Common Stock in a broker's transaction:

 DATE OF TRANSACTION       NO. OF SHARES PURCHASED           PRICE PER SHARE
 -------------------       -----------------------           ---------------
      1/22/04                       7,000                          $1.75

________________________________________________________________________________

CUSIP No. 10259P101                   13D                      Page 3 of 4 Pages

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                    February 25, 2004
                                        ----------------------------------------
                                                         (Date)

                                                   /s/ Jonathan Brooks
                                        ----------------------------------------
                                                       (Signature)

                                                     Jonathan Brooks
                                        ----------------------------------------
                                                       (Name/Title)

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

CUSIP No. 10259P101                   13D                      Page 4 of 4 Pages